November 2, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

1001 F. Street, N.E.

Washington, D.C. 20549-1004

Attention:	Barbara C. Jacobs, Assistant Director Kathleen A. Collins Patrick M. Gilmore David L. Orlic

Re:	3PAR Inc. Registration Statement on Form S-1 Initially filed August 14, 2007 File No. 333-14537 Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of 3PAR Inc. (“3PAR” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated, November 1, 2007, relating to 3PAR’s Registration Statement on Form S-1 (File No. 333-145437) (the “Registration Statement”).

On behalf of 3PAR, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3 (against Amendment No. 2 to the Registration Statement filed on October 26, 2007). Amendment No. 3 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with 3PAR’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

Securities and Exchange Commission

Re: 3PAR Inc.

November 2, 2007

Management’s Discussion and Analysis, page 33

Critical Accounting Policies and Estimates, page 37

Stock-Based Compensation, page 39

1.	Please note that we are unable to conclude on your response to comment 6 in our letter dated October 19, 2007 and comment 14 in our letter dated September 17, 2007, until you file your next amendment with the revised disclosure and estimated IPO range. After our review of your amendment with the estimated IPO range, additional comments may be forthcoming.

The Company acknowledges the Staff’s comment and advises the Staff that in Amendment No. 3 the Company has disclosed that the estimated IPO range is between $11.00 and $13.00. In addition, in response to the Staff’s comment 14 in its prior letter dated September 17, 2007, the Company has provided additional disclosure on page 41 of Amendment No. 3 to include the intrinsic value of all outstanding vested and unvested options based on the difference between an assumed IPO price of $12.00, which is the midpoint of the estimated IPO range, and the exercise price of such options as of September 30, 2007.

2.	Continue to update us and your disclosures to include the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will continue to update the Staff and its disclosures with respect to equity related transactions through the effective date of the registration statement. In that regard, the Company has provided additional disclosure on pages 39 and 41 of Amendment No. 3 concerning option grants approved by the Board of Directors on October 30, 2007. The following table sets forth a summary of all grants during the period from June 2006 to October 2007:

Date of Issuance	Number of Shares Subject to Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share	Intrinsic Value Per Share
June 2006	635,997	$3.44	$3.44	—
July 2006	414,949	$3.58	$3.58	—
October 2006	329,000	$5.52	$5.52	—
January 2007	520,162	$7.08	$7.08	—
April 2007	690,050	$9.02	$9.02	—
July 2007	1,082,900	$11.20	$11.20	—
October 2007	573,784	$11.26	$11.26	—

Compensation Discussion and Analysis, page 79

Competitive Market Review for Fiscal 2007 and Fiscal 2008, page 80

3.	Please see comment 10 of our letter dated October 19, 2007. Please clarify in your disclosure that the Venture Capital Salary Survey is a blind survey that does not identify to the Company or other recipients of the survey the names of the companies providing data for the survey, as stated in your response to comment 28 of our letter dated September 17, 2007.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 80 of Amendment No. 3.

Securities and Exchange Commission

Re: 3PAR Inc.

November 2, 2007

Notes to Consolidated Financial Statements

Note 2, Summary of Significant Accounting Policies, page F-7

Concentration of Credit Risk, page F-9

4.	We note on page 7 of Amendment No. 2 that you disclose that 25% of your revenues were attributed to one customer in the first quarter of fiscal 2008. In addition, you also disclose on page F-9 that three customers represented 14%, 14%, and 13% of sales for the six months ended September 30, 2007, respectively. Please revise your disclosure on page 67 to include the names of the three customers for the six month period ended September 30, 2007, and disclose whether the loss of any of these four customers would have a material adverse effect on the Company pursuant to Item 101(c)(1)(vii) of Regulation S-K.

The Company supplementally advises the Staff that the prior reference to three customers representing 14%, 14% and 13% of revenue for the six months ended September 30, 2007 was in error. The stated percentages referred to accounts receivable represented by individual customers. During the six months ended September 30, 2007, only one customer, MySpace.com, represented in excess of 10% of total revenue. In response to the Staff’s comment, the Company has included additional disclosure on page 67 of Amendment No. 3 to identify such customer and has revised the disclosure on page F-9 to clarify that the stated percentages refer to accounts receivable.

Pursuant to Rule 472, Amendment No. 3 is filed herewith in response to the Staff’s Comments.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/565-3836) or Robert Latta (650/320-4646) or Robert Kornegay (650/320-4533). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Messrs. Latta and Kornegay at 650/493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lance E. Brady

Lance E. Brady

cc:	David C. Scott
Adriel Lares
Alastair Short
Ricardo E. Velez